Mail Stop 4561

February 25, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 000-22507**

Dear Ms. Lowry:

We have reviewed your correspondence dated February 6, 2009 and have the following comments.

General

1.   We note your responses to our letter dated January 8, 2009. Please confirm to us that you intend to include the supplementally provided information in your future filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2007:

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Loan Losses

2.   We note your response to comment two of our letter dated January 8, 2009. Considering anticipated economic conditions may suggest that you consider future events and conditions in determining your allowance for loan losses, which does not appear consistent with estimating probable losses incurred as of a financial reporting date consistent with GAAP. Please confirm to us and clearly

Ms. Dee Dee Lowry
The First Bancshares, Inc.
February 25, 2009
Page 2

> disclose in future filings that management considers all known relevant internal and external factors that affect loan collectibility as of the financial reporting date in estimating probable losses incurred as of the financial reporting date.

3.   We note your response to comment four of our letter dated January 8, 2009. Your response appears focused on the mechanical calculation of a formula-based allowance using a three year historical loss model. Your disclosure should bridge the gap between observed changes in asset quality and your determination of the allowance for loan losses. Please tell us and in your next 10-K address the following:

- Disclose how changes in asset quality and economic factors impacted your determination of the allowance for loan losses as of December 31, 2007, including specific adjustments management made to historical loss factors in your formula-based allowance and any additional unallocated allowances.
- Describe specifically how your determination of the allowance for loan losses incorporated consideration of current environmental factors in addition to changes in your loan portfolio, such as composition, concentrations, levels and trends in delinquencies and impaired loans, and levels and trends of charge-offs.
- Discuss your specific allowances on impaired loans and the extent to which non-performing and impaired loans are collateralized.

Form 10-Q for the Quarterly Period Ended September 30, 2008:

Financial Statements

Note E – Comprehensive Income, page 9

4.   We note your response to comment nine of our letter dated January 8, 2009. Please provide us with a comprehensive analysis describing your basis for concluding your corporate debt investments in an unrealized loss position at September 30, 2008 were not other than temporarily impaired. Please address the following in your analysis for each security:

- the nature of the security, including the issuer and terms;
- the individual security's cost basis and market value as of September 30, 2008;
- how you considered the length of time and the extent to which the market value has been less than cost;
- your estimate of the time period in which the security will recover its value and your basis for this estimate; and

- other evidence you considered; such as issuer credit ratings, industry analyst reports, sector credit ratings, volatility of the security's fair value.

    Please refer to FSP 115-1 and SAB Topic 5.M.

5.   As a related matter, please provide us with an updated analysis as of December 31, 2008.

Note F – Fair Value, page 10

6.   We note your response to comment ten of our letter dated January 8, 2009. In your response you indicate that the fair value of your available-for-sale securities was determined by reference to quoted market prices in active markets for identical assets. In Note R of your December 31, 2007 Form 10-K you disclose that for securities held as investments if a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Please reconcile for us your Form 10-K disclosure and your supplemental response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Nonperforming Assets and Risk Elements, page 11

7.   We note your response to comment eleven of our letter dated January 8, 2009. In future filings, to the extent that changes in the level of non-performing assets are attributable to a single significant loan or a limited number of significant loans, please provide a more detailed discussion and analysis of the loan(s). Describe the reasons for the borrower's financial distress, the outlook of workout and resolution, and whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of collateral. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

8.   As a related matter, in light of the significant amount of restructured loans at September 30, 2008 compared to the previous year-end, in your next Form 10-K include a discussion of the nature of loans restructured during 2008 and the reasons for the significant increase in restructured loans. In addition, describe significant movements of loans between non-accrual status, restructured, and other real estate owned. Please provide us with your proposed future disclosure.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief